ITEM 77M: Mergers

Morgan Stanley High Yield Securities Inc.

		On December 10, 2002, at a Special
Meeting of Shareholders of Morgan Stanley High Income
Advantage Trust ("HIAT"), Shareholders of HIAT approved an Agreement and Plan of Reorganization (the
"Reorganization Agreement") between HIAT and
Morgan Stanley High Yield Securities Inc. ("High
Yield"), pursuant to which substantially all of the assets of HIAT would be combined with those of High Yield and shareholders of HIAT would become shareholders of High Yield, receiving shares of High Yield with a value equal to the value of their holdings in HIAT (the
"Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on July
25, 2002.

		On December 16, 2002, the Reorganization
Plan between Capital Growth and High Yield was completed according to the terms set forth in the Reorganization Agreement.